02035862

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 1 5 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2002

VIVENDI ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

VIVENDI
Environnement

AXA
PRIVATE EQUITY

May 14, 2002

Press Release

Vivendi Environnement and AXA Private Equity negotiating LBO of Bonna Sabla

Vivendi Environnement and AXA Private Equity have started exclusive negotiations in view of the disposal by Vivendi Environnement of Bonna Sabla, a Vivendi Water subsidiary, to AXA Private Equity.

Bonna Sabla is France's leading manufacturer of pre-cast concrete products, operating primarily in civil engineering (water supply, wastewater treatment, urban environment, railroad sleepers). The company currently holds approximately 30% of the French market through local offices providing full nationwide coverage. Bonna Sabla also has operations in the United Kingdom, Spain, Tunisia and Egypt. The company posted €405 million revenue in 2001, of which 25% was generated outside France.

This transaction is part of the non-core asset disposal program announced by Vivendi Environnement.

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Vivendi Environnement (Paris Euronext: VIE, NYSE: VE) is world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water, waste, energy and passenger transportation. Vivendi Environnement recorded revenue of €29.1 billion in 2001.

AXA Private Equity, the AXA Group subsidiary that specializes in private equity investments, covers all aspects of capital investment (LBO, Growth Expansion, Recovery, and Funds of Funds). The company carries out its LBO activity through two investment funds, and manages or advises funds totaling over €4 billion for some of the world's major international investors.

Disclaimer
Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US investor contact: Brian Sullivan+(1) 401-737-4100

Press release also available on http://vivendienvironnement-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2002

VIVENDI ENVIRONNEMENT

By: ______________________

Name: Jerôme Contamine
Title: Chief Financial Officer